

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 9, 2009

By U.S. mail and facsimile to (704) 587-8796

Mr. Lynn Amos, Chief Financial Officer
Polypore International, Inc.
11430 North Community House Road, Suite 350
Charlotte, NC 28277

> **RE: Polypore International, Inc.**
> **Form 10-K for the fiscal year ended January 3, 2009**
> **Filed March 12, 2009**
> **File No. 1-32266**

Dear Mr. Amos:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

> Sincerely,

> Terence O'Brien
> Branch Chief